                [SICHENZIA ROSS FRIEDMAN FERENCE LLP letterhead]

                                                                    June 3, 2005

VIA EDGAR
---------
Mark P. Shuman, Branch Chief - Legal
Division of Corporate Finance
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

RE:      ONE VOICE TECHNOLOGIES, INC.
         Registration Statement on Form SB-2
         Filed April 18, 2005
         File No. 333-124132

         Form 10-KSB for fiscal year ended December 31, 2004
         Form 10-QSB for the quarterly period ending March 31, 2005 File No. 0-27589

Dear Mr. Shuman:

         This firm is special securities counsel to One Voice Technologies, Inc. ("ONEV" or the "Company") in connection with the above-referenced matters. Enclosed for filing is ONEV's Amendment No. 1 to its Form SB-2, Form 10-KSB/A for the fiscal year ended December 31, 2004, Form 10-QSB/A for the quarterly period ending March 31, 2005 and Form 8-K/A, each for filing. Below, please find our responses to your May 18, 2005 comment letter.

                                    FORM SB-2

General
-------

1. Update your financials statements pursuant to Item 310(g) of Regulation S-B as required by Item 22 of Form SB-2.

Response:
---------

         We have updated the Company's financial statements and MD&A to incorporate the disclosures in the Company's quarterly report for the period ending March 31, 2005 in accordance with Item 310(g) of Regulation SB-2 and as required by Item 22 of Form SB-2.

2. Based upon our review of the form of convertible note issued in connection with the March 18, 2005 private placement, including Section
         2.1 and the Notice of Conversion, are we correct in believing that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of your common stock? If so, we presume that such holders are not proposing to sell shares of common stock under the registration statement they would acquire upon conversion of amounts due them resulting from future accruals of interest. Revise your registration statement to make it clear that you are not registering such shares and that the prospectus may not be used to sell such shares. In addition, it appears that the form of the note attached as Exhibit 4.2 to your Form 8-K filed March 24, 2005 inadvertently repeats the first page of the note several times. Please file a correct version of the note, or confirm that the original note contains this text.

Response:
---------

         The holders of the convertible notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of the Company's common stock. We are not registering shares of the Company's common stock issuable upon conversion of any future accrued and unpaid interest under the convertible note. We have included disclosure to this effect in Amendment No. 1 to the Company's registration statement on Form SB-2.

         In addition, we have amended the Company's Current Report on Form 8-K which was filed with the SEC on March 24, 2005 to re-file the convertible note as Exhibit 4.2. We have deleted the multiple cover pages of the note and simply filed a "form of" note.

Signature Page
--------------

3. Your registration statement must be signed by your controller or principal accounting officer in addition to your principal executive officer, principal financial officer and a majority of your board of directors. If the same person discharges both functions, please indicate each of the capacities in which the signature is provided. Revise accordingly.

Response:
---------

         We have revised the signature page of the Company's registration statement to include the signature of the Company's principal accounting officer in addition to its principal executive officer, principal financial officer and all of the Company's board of directors.

                                   FORM 10-KSB

4. Your disclosure regarding your internal control over financial reporting indicates that there have been "no significant changes" in your "internal controls or in other factors that could affect internal controls during [y]our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, [y]our internal controls over financial reporting." Consistent with the requirements of
         Item 308(c) of Regulation S-K, please confirm on a supplemental basis whether there has been "any change" in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13 a-15 of the Exchange Act that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Confirm you will include such disclosure in future filings. See Item 3 08(c) of Regulation S-B and Release 33-8238.

Response:
---------

         There has been NO CHANGE in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13 a-15 of the Exchange Act that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

         Accordingly, we have revised Part II of Item 8A. of Form 10-KSB, "Controls and Procedures", to state that there has been no such change. We will include such disclosure in future filings.

                                   FORM 10-QSB

5. It appears that you have not included the: disclosure required by Part I of Item 3 (Controls and Procedures) of Form 10-QSB. Amend your Form 10-QSB to include such information, including the information discussed in the preceding comment.

Response:
---------

         We have inserted Part I of Item 3 of Form 10-QSB, "Controls And Procedures", in Amendment No. 1 to the Company's quarterly report for the period ended March 31, 2005, including the information discussed in Comment 4 above.

         Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

                                                            Sincerely,

                                                            /S/ ERIC A. PINERO

                                                            Eric A. Pinero, Esq.